Filed by Fidelity Bankshares, Inc.
                                                            pursuant to Rule 425
                                                        under the Securities Act
                                                        of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                                            under the Securities
                                                            Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040

                                FIDELITY FEDERAL
                             KEY MESSAGES FOR MEDIA

Strategic Rationale

o The powerful combination of our organizations will strengthen and broaden the products and services Fidelity Federal provides, and greatly expand our geographic reach.

o Headquartered in Cleveland, Ohio, National City operates an extensive retail bank with more than 1,200 branches and 1,900 ATMs, primarily in the Midwest.

o National City is a leader in consumer, small business, commercial and residential mortgage lending. And, the company provides comprehensive wealth management services, including investment management, trust and estate administration and sophisticated tax planning through National City Private Client Group, which has offices in Palm Beach Gardens and Naples.

o Leveraging the National City's size and resources we'll even better position Fidelity to the unique financial services of our customers and those of our growing region.

o That will include an even larger branch network here in Florida. Upon completion of our merger and National City's pending acquisition of Harbor Florida Bancshares, we'll be part of a 92 branch-network along the state's east coast, stretching from Port St. Lucie to Ft. Lauderdale.

o National City has conducted business in the state for many years, primarily in residential and commercial real estate lending, commercial finance and personal wealth management.

o While our size and scope will change, what will not is our personal attention to detail and superior service that our customers deserve and expect from Fidelity Federal.

o National City's success in other new markets has largely resulted from its firm commitment to local decision making, which will remain with me and members of our leadership team.

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Community Support

o Like Fidelity, National City has a longstanding reputation of civic and community engagement. They are committed to working with local community leaders, non-profit organizations and government officials to make a lasting difference. To help ensure continuation of Harbor Florida's community support, National City will establish a $2 million charitable fund to be used exclusively in the communities currently served by Fidelity.

Impacts on Workforce

o National City is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.

o There is the potential for some job impacts, most likely in certain back office functions. National City does not intend to close any branches. Rather, the company will focus on expanding our existing network.

o For those who might be affected, National City, like Fidelity, is a caring and compassionate employer committed to providing resources and support to help employees affected by any change.

o Again, however, National City will focus on growing our business, including continuing to expand our branch network. Ultimately, there will be enhanced employment opportunities.

Commitment to Customer Service

o National City's unwavering commitment to providing high quality service and to supporting the communities it serves made this a natural fit for us. National City's brand promise, "At National City, we care about doing what's right for our customers" is a philosophy consistent with our customer-friendly, community-oriented culture.

o We are committed to working quickly and deliberately with National City as soon as the transaction is finalized, to ensure a smooth transition for all our customers.

Anticipated Media Questions

Q. Are positions going to be affected as a result of the merger?

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National City intends to merge with Fidelity Federal because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.

There is the potential for some job impacts, most likely in certain back office functions. National City does not intend to close any branches. Rather the company will focus on expanding our existing network. For those who might be affected, National City, like Fidelity, is a caring and compassionate employer committed to providing resources and support to help employees affected by any change. Again, however, National City will focus on growing our business, including continuing to expand our branch network. Ultimately, there will be enhanced employment opportunities.

Q. Will the Fidelity name change?

Yes, we will change to the National City name at some point after the transaction closes and about the time systems conversion has been completed.

Q. What will happen to customer accounts?

There will be no immediate changes to customer accounts and customers do not need to take any action at this time. Regarding changes in systems, procedures and other aspects, information will be provided over the course of the integration period.

Q. Is there overlap between Fidelity and Harbor Florida branches? Will branches close because of the merger?

While Fidelity and Harbor Florida operate in contiguous markets, there is very little - if any - overlap in branch locations. National City does not intend to close any branches.

Q. Who will be the senior bank official in Florida?

Local decision making is and will remain a central theme of National City's business model, as will a commitment to supporting the communities we serve. I (Vince) will continue to lead the markets currently served by Fidelity, and Michael Brown, Sr. will lead those served by Harbor Florida. I am committed to working with Michael to ensure a smooth transition for customers of both banks as we join National City.

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

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401,
Attention: Investor Relations, 561-803-9980.

The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

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